[Letterhead of Wachtell, Lipton, Rosen & Katz]
October 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Telecommunications
100 F Street, NE
Washington, D.C. 20549

Attention:              Joshua Shainess
Celeste M. Murphy

Re:                         CBS Corporation
Preliminary Information Statement on Schedule 14C
Filed on September 21, 2018
File No. 001-09553

Dear Mr. Shainess and Ms. Murphy:
This letter relates to comments received by CBS Corporation ("CBS," the "Company," "we," "us" or "our") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated September 27, 2018, with respect to the Preliminary Information Statement on Schedule 14C, File No. 001-09553, filed with the Commission on September 21, 2018 (the "Information Statement").

For your convenience, each response is prefaced by the exact text of the Staff's comment in bold text.  All references to page numbers, captions and defined terms correspond to the Information Statement unless otherwise specified.
Preliminary Information Statement filed on September 21, 2018
Votes Required, page 2

1.
You disclose that Mr. Sumner Redstone maintains voting control of NAI through the SMR Trust until his incapacity or death, at which time voting control of NAI will pass to seven trustees. Please reconcile that disclosure with your assertions throughout the last several months, including in court pleadings, that Shari Redstone controls NAI and therefore has voting control over CBS.

The Company respectfully advises the Staff that, as disclosed in both the Company's Form 10-Q for the period ended June 30, 2018, filed with the Commission on August 2, 2018, and in the Company's Definitive Information Statement, filed with the Commission on June 22, 2018, the Company asserted as part of its amended complaint in In re CBS Corporation Litigation, Consol. C.A. No. 2018-0342-AGB (Del. Ch.) that Ms. Shari Redstone effectively controls National Amusements, Inc ("NAI").  As disclosed in the Form 8-K filed by the Company with the Commission on September 10, 2018, as part of the settlement and release agreement, dated as of September 9, 2018, the Company, NAI and certain other parties agreed to dismiss all claims in the above referenced litigation, including the Company's assertion that Ms. Shari Redstone "effectively controls" NAI.

* * * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at 212-403-1280 or by email at GSMoodie@wlrk.com.

Very truly yours,
/s/ Gordon S. Moodie
Gordon S. Moodie